CONSENT OF TIMOTHY ARNOLD

The undersigned hereby consents to the inclusion of information related to the mineral properties of Integra Resources Corp. (the "Company") included in or incorporated by reference into the Registration Statement on Form 40-F (the "Form 40-F") being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a) Management's Discussion and Analysis of the Company for the years ended December 31, 2019 and 2018;

(b) Management's Discussion and Analysis of the Company for the three-month periods ended March 31, 2020 and 2019;

(c) Management's Discussion and Analysis of the Company for the three and nine-month periods ended September 30, 2019 and 2018;

(d) Material Change Report dated September 12, 2019;

(e) Management's Discussion and Analysis of the Company for the three and six-month periods ended June 30, 2019 and 2018;

(f) News Release dated August 1, 2019; and

(g) News Release dated April 8, 2019 (collectively, the "Exhibits").

The undersigned further consents to reference of the undersigned's name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Timothy Arnold
Name: Timothy Arnold (P.E.)
Title: Chief Operating Officer, Integra Resources Corp.

Date: July 7, 2020